Contact

www.linkedin.com/in/
mrsimonhedley (LinkedIn)

Top Skills

Project Management

Finance

E-commerce

Languages

French

Certifications

FCA

Simon Hedley

Strategic Alchemist. Secret weapon with unique skills & contacts.
I tip the scales for good people to do great things. Connector.
Investor. Trusted Advisor to Founders. Author Speaker Creator Host
PauseStopReset ##

Royal Tunbridge Wells, England, United Kingdom

Summary

My name is Simon Hedley and for more than two decades I've been
working with Founders and CEOs – from their days as boot strapped
startups, through challenging pivots to award winning success
stories.

Acting as a "Swiss Army Knife" with unique sets of skills & contacts I
tip the scales to help good people do great things.

I have been the secret weapon of many well-known leaders,
founders and thought leaders.

If you're ready to make it happen, get in touch & together let's
explore what's really possible for you now.

You can see some of what up I'm focussed on at
www.SimonHedley.com/now

I'm excited about our new www.PauseStopReset.com/podcast
which is available on Apple Podcasts and Spotify, and has some
incredible guests sharing their insights and ideas on what's helped
them navigate challenging times and reset into more optimal lives
and businesses. This goes really well with the PauseStopReset
Journal available on Amazon and forthcoming Yearbook.

I'm also excited about the positive impact to community and
business possible through www.LinksGolfCafe.com

This is really connected to my bigger mission from Psi Pi Group and
TheSimpleIdea.com to help make the difference.

Learn more at www.SimonHedley.com

P.S.

Some people that know what I actually do.. often behind the scenes over years call me The Strategic Alchemist.

I have a rich and diverse background, some other elements of my back history which may explain my ability to provide a unique and creative perspective:

1) Chartered Accountant FCA with the ICAEW having qualified with PwC.
2) A decade of time in investment banking from Product Control, Structuring and Investment Management.
3) Over two decades of working with entrepreneurs, startups, visionaries and founders.
4) Over two decades of Tai Chi Chuan practice, and experience competing and teaching - winning golds in the British Open in 1996
5) Over two decades researching communication, modelling and human potential and real transformation development - including masterminding and working with many of the greatest thought leaders of our times both known and privately.

Experience

Links Golf Cafe
◆◆ATTN: ENTREPRENEURS◆◆ Love golf, coffee & making money? Presenting the world's first golf cafe
April 2022 - Present (9 months)
London, England, United Kingdom

Attn: Entrepreneurs - Do you love golf, coffee and making money?

Consider investing in your own business that combines all three. Think STARBUCKS® meets eSports meets Country Club for Small Business Owners & Entrepreneurs

Introducing Links Golf Cafe.

The Most Profitable And Fun Coffee Business You Can Own.

The margins of the coffee business, the engaging fun of the golf simulators, and the recurring monthly revenue of memberships all in one place.

Assuming there's golf in heaven, this may be the answer to their prayers.

Author Marketing Group
Founding Member
May 2020 - Present (2 years 8 months)

Author Marketing Group. We help good authors become great. Founded for authors by authors. Built on the back of decades of real world experiences. If you're an author and looking to go to the next level , let's talk and see if we're right for you now.

Chaos To Clarity To Capital
Founding Partner
April 2016 - Present (6 years 9 months)
London and Global

I help Founders and CEOs prepare for investment and in the process save them money.

Learn More at www.ChaosToClarityToCapital.com

GrowthMechanics
Founder
October 2015 - Present (7 years 3 months)
London, England, United Kingdom

Freedom International NOW
Trustee
May 2014 - Present (8 years 8 months)

Launching and building out this exciting charity is letting me pay it forward and focussing our efforts to make the difference.

Especially around advancing education, improving health and relieving poverty.

We are actively working with leaders, professionals and those with passion to help them help others and all of us help more people.

The Joint Venture Company
Senior Partner
October 2011 - Present (11 years 3 months)
London

Did you know that one of the most efficient and sustainable ways to build a great business is through successful Joint Ventures? Are you already using Joint Ventures optimally to achieve your venture's goals?

The Joint Venture Company handles the whole process of preparing for, identifying, creating and optimising joint ventures and strategic alliances for its clients and partners. Our focus is on maximising long term value through ethical and integrous strategies, tactics and opportunities.

We are always open to exploring new opportunities to add value. To find out the facts about how we can help you best get in touch today and learn more about our proprietary Web Audit™, Joint Venture Audit™ or Opportunity Audit™ approaches and working with us.

iPrioritize Ltd
Inventor / Founder
January 2009 - Present (14 years)
Unique concept of productivity enhancement through simple questions based on over 20 years of research and optimisation,

Made available on iphones and other mobile applications.

THE SIMPLE IDEA LIMITED
Founder
January 2000 - Present (23 years)
Idea creation, incubation, publishing, sharing and more .. focussed on The Simple Idea that makes the difference.

Learn more and join the team at TheSimpleIdea.com

Psi Pi Group Ltd
Founder
January 2000 - Present (23 years)
Psi Pi Group™ has unrivalled connections and industry insight, and operating confidentially has supported many of the initiatives, projects and people that have shaped and continue to shape the modern world.

Psi Pi Group™ operates the mandates for ten year plus global alliance and transformation projects supported directly and indirectly by many of the worlds top billionaires and philanthropists who have aligned on a common approach.

Psi Pi Group™ also provides access to the number one by referral only private consulting network in the world.

Psi Thinking
Founder
January 2000 - Present (23 years)

Psi Thinking has been researching and applying technologies - both physical and metaphysical - to positively transform and transfigure the results produced by individuals, projects, businesses, charities, and governments for since 1980.

ABN Amro
Structurer
August 2005 - February 2008 (2 years 7 months)

I worked in Product Development and Structuring, with a focus on Retail and Institutional clients. I was an instrumental member of a key strategic projects group that developed Custom Indices, e-commerce platforms such as Market Access, setup UCITS regulated funds, Shariah Products and much more.
At the end of my time at ABN Amro, I was the Investment Manager for the UCITS III platforms ETF business managing in excess of 1.2bn euro across the european exchanges.

RBS
Manager
2004 - 2005 (1 year)

Morgan Stanley Capital International
Product Control
October 2002 - November 2003 (1 year 2 months)

Credit Derivatives, Structured Credit Derivatives, DCM, Mentor / Transformation Project

PwC
3 years 1 month

Auditor & Assurance Services
September 1999 - September 2002 (3 years 1 month)

Audit and Assurance Services covering banking, investment, finance and other sectors.

Auditor & Assurance Services
September 1999 - September 2002 (3 years 1 month)

Audit and Assurance Services covering banking, investment, finance and other sectors.

Education

Durham University
Maths, Mathematics - especially applied statistics · (1996 - 1999)

Tonbridge School
 · (1991 - 1996)